Exhibit 99.6

Date: August 23, 2011	100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: STUDENT TRANSPORTATION INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	30-09-2011
Record Date for Voting (if applicable):	30-09-2011
Beneficial Ownership Determination Date:	30-09-2011
Meeting Date:	10-11-2011
Meeting Location (if available):	Toronto, On

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	86388A108	CA86388A1084

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for STUDENT TRANSPORTATION INC.